                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

                            Tender Offer Statement
Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             Aviation Group, Inc.
                           (Name of Subject Company)

                             Aviation Group, Inc.
                               (Name of Issuer)

                   Series B Preferred Stock, par value $.01
                        (Title of Class of Securities)

                                     None
                     (CUSIP Number of Class of Securities)

                            Richard L. Morgan, CFO
                             Aviation Group, Inc.
                      700 North Pearl Street, Suite 2170
                             Dallas, Texas 75201
                                (214) 922-8100
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Issuer)

                                   Copy to:
                           Daryl B. Robertson, Esq.
                             Jenkens & Gilchrist,
                          A Professional Corporation
                         1445 Ross Avenue, Suite 3200
                           Dallas, Texas 75202-2799
                                (214) 855-4500

                             _____________________


                          Calculation of Filing Fee:

================================================================================
          Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
               $21,530,000                            $4,306
================================================================================

* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of the book value of the 2,153 shares of Series B Preferred Stock to be canceled in the exchange offer as of June 30, 2000.

**   1/50 of one percent of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:            $76,982.40
                                 -----------------------------------------------

          Form or Registration No.:          333-40352
                                   ---------------------------------------------

          Filing Party:                       Aviation Group, Inc.
                       ---------------------------------------------------------

          Date Filed:                        June 28, 2000
                     -----------------------------------------------------------



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]    third-party tender offer subject to Rule 14d-1.

     [X]    issuer tender offer subject to Rule 13e-4.

     [_]    going-private transaction subject to Rule 13e-3.

     [_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO (the "Statement") relates to the offer (the "Exchange Offer") of Aviation Group, Inc., a Texas corporation ("Aviation Group"), to exchange shares of Series C Convertible Preferred Stock, $0.01 par value, of Aviation Group (the "Series C Preferred Shares") for all of the issued and outstanding shares of Aviation Group Series B Preferred Stock, $0.01 par value (the "Series B Preferred Shares"), at a ratio of one Series C Preferred Share for each Series B Preferred Share. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Prospectus Supplement (the "Supplement") to the Joint Proxy Statement/Prospectus included in the Registration Statement of Aviation Group on Form S-4 (Regis. No. 333-40352) (the "Prospectus"), which is included as exhibit (a)(4) to this Statement. The Prospectus and the Supplement, including all appendices and exhibits thereto, are hereby incorporated herein by reference in response to all items of this Statement, except as otherwise set forth below.

     This Statement is being filed on behalf of Aviation Group. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO promulgated as Rule 14-100 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under the caption "Summary" in the Supplement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The issuer of the securities subject to the Exchange Offer is Aviation Group, Inc., a Texas corporation. The address of the principal executive office is 700 North Pearl, Suite 2170, Dallas, Texas 75201, and the telephone number is (214) 922-8100.

(b) The subject class of securities is the Series B Preferred Stock, par value $0.01, of Aviation Group, Inc. As of the date of this Statement, there are outstanding 2,153 shares of the Series B Preferred Stock.

(c)      There is no trading market for the Series B Preferred Shares.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) This Statement is filed by Aviation Group, Inc. which is the subject company of the Exchange Offer. The address of Aviation Group's principal executive office is 700 North Pearl, Suite 2170, Dallas, Texas 75201, and the phone number is (214) 922-8100.

(b) Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are controlling persons, directors and/or executive officers of Aviation Group:

         Lee Sanders, Chairman and Director
         700 North Pearl Street, Suite 2170
         Dallas, Texas 75201
         (214) 922-8100

         William Kerby, President, Chief Executive Officer and Director 204-3237 King George Highway
         South Surrey, B.C.
         Canada V4P 1B7
         (604) 541-2400

         Richard L. Morgan, Executive Vice President, Chief Financial Officer and Director
         700 North Pearl Street, Suite 2170
         Dallas, Texas 75201
         (214) 922-8100

         Charles E. Weed, Director
         920 Pierremont, Suite 105
         Shreveport, Louisiana 71106
         (318) 865-7705

         Gordon Whitener, Director
         39 Carrington Drive
         Cartersville, Georgia 30120
         (770) 607-0386

         Hank Clements, Director
         700 North Pearl Street, Suite 2170
         Dallas, Texas 75201
         (214) 922-8100

         John Fenyes, Director
         3301 South Virginia Street
         Reno, Nevada 89502
         (775) 689-2830

         John Arcari
         700 North Pearl Street, Suite 2170
         Dallas, Texas 75201
         (214) 922-8100

         Paul Lubomirski
         Aviation Exteriors Louisiana, Inc.
         1218 Hangar Drive
         New Iberia, Louisiana 70560
         (337) 365-6646

         The Sanders Companies, Inc., Controlling Person*
         700 North Pearl Street, Suite 2170
         Dallas, Texas 75201
         (214) 922-8100
         ___________________________________________
         * The sole executive officer, director and controlling person of this corporation is Lee Sanders.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Supplement captioned "Exchange Offer" and "Terms of the Series C Convertible Preferred Stock Offered in Exchange for the Series B Preferred Stock" is incorporated herein by reference.

(b) travelbyus.com ltd. owns 500 Series B Preferred Shares. travelbyus.com may be deemed to be an affiliate of Aviation Group as that term is defined in Rule 13e-3 of the Exchange Act due to the fact that William Kerby serves as the Chief Executive Officer and director of each company, and John Fenyes serves as a director for each company. The Exchange Offer is being made to travelbyus.com upon the same terms and conditions as offered to non-affiliates. The information set forth in the section of the Supplement captioned "Exchange Offer" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the sections of the Prospectus captioned "Description of Aviation Group Capital Stock," "Aviation Group - Executive Compensation" and "Proposal No. 1 - The Arrangement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The Exchange Offer is required by the terms of the Preferred Stock Purchase Agreement dated as of the March 1, 2000 between Aviation Group and travelbyus.com ltd. The purpose is to provide the holders of Series B Preferred Shares the opportunity to obtain preferred stock that is freely transferable and convertible into common stock after completion of Aviation Group's proposed arrangement with travelbyus.com ltd.

(b) The securities acquired by Aviation Group pursuant to the Exchange Offer will be retired.

(c)      (1)  The information set forth in the section of the Prospectus captioned "Proposal No. 1 - The Arrangement" is incorporated herein by reference.

         (2) The information set forth in the sections of the Prospectus captioned "Aviation Group - Business" and "travelbyus.com - Business" is incorporated herein by reference.

         (3) The information set forth in the sections of the Prospectus captioned "Proposal No. 1 - The Arrangement - Arrangement Mechanics" and "Selected Comparative Per Share Data - Dividend Policies" is incorporated herein by reference.

         (4) The information set forth in the section of the Prospectus captioned "Proposal No. 1 - The Arrangement - Management and Board of Directors After the Arrangement" is incorporated herein by reference.

         (5) The information set forth in the sections of the Prospectus captioned "Proposal No. 1 - The Arrangement" and "Aviation Group - Business" is incorporated herein by reference.

         (6)  Not applicable.

         (7)  Not applicable.

         (8)  Not applicable.

         (9) The information set forth in the sections of the Prospectus captioned "Proposal No. 1 - The Arrangement," "Description of Aviation Group Capital Stock" and "Selling Shareholders" is incorporated herein by reference.

         (10) The information set forth in the section of the Prospectus captioned "Other Aviation Group Special Meeting Proposals" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Series C Preferred Shares are the sole consideration to be issued in exchange for the Series B Preferred Shares in the Exchange Offer. Any expenses incurred in the Exchange Offer will be paid out of Aviation Group's working capital. The information set forth in the sections of the Supplement captioned "Terms of the Series C Convertible Preferred Stock Offered in Exchange for the Series B Preferred Stock" and "Exchange Offer" is incorporated herein by reference.

(b)      Not applicable.

(d)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) William Kerby, Chief Executive Officer and President of Aviation Group, may be deemed to beneficially own 500 Series B Preferred Shares as determined in accordance with Rule 13d-3 of the Exchange Act. Mr. Kerby is a director and the Chief Executive Officer of travelbyus.com ltd., which legally owns the 500 Series B Preferred Shares. This ownership represents 23.22% of the total outstanding Series B Preferred Shares. In addition, John Fenyes, Vice President of Aviation Group, serves as a director and Executive Vice President for travelbyus.com, and thus may be deemed to beneficially own the same shares under Rule 13d-3.

         The address of travelbyus.com ltd. is 3301 South Virginia Street, Reno, Nevada 89502.

(b)      None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)      (1)  The audited consolidated financial statements of Aviation Group set forth in the Prospectus for the fiscal years ended June 30, 2000 and 1999 are incorporated herein by reference.

         (2)  Not applicable.

         (3) The information set forth in the section of the Prospectus captioned "Ratio of Earnings to Fixed Charges and Preferred Stock Dividends" is incorporated herein by reference.

         (4) The information set forth in the section of the Prospectus captioned "Selected Comparative Per Share Data" is incorporated herein by reference.

(b) The information set forth in the sections of the Prospectus captioned "Unaudited Pro Forma Combined Financial Statements" and "Selected Comparative Per Share Data" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)      (1)  Aviation Group maintains employment agreements with Lee Sanders,
              Richard Morgan, John Arcari and Paul Lubomirski. The information set forth in the section of the Prospectus captioned "Aviation Group -Directors and Executive Officers - Employment and Consulting Agreements" is incorporated herein by reference.

         (2) Certain conditions must be satisfied for the Exchange Offer to become effective. The information set forth in the section of the Supplement captioned "Exchange Offer" is incorporated herein by reference. In addition, final approval by an Ontario court for completion of the arrangement with travelbyus.com is required. The information set forth in the section of the Prospectus captioned "Summary - Regulatory Approval" is incorporated herein by reference.

         (3)  Not applicable.

         (4)  Not applicable.

         (5)  Not applicable.

(b)      None.

ITEM 12.   EXHIBITS.

(a)(1)(A)  Letter of Transmittal

(a)(1)(B)  Letter to Series B Preferred Shareholders

(a)(2)     Not applicable

(a)(3)     Not applicable

(a)(4) Prospectus Supplement and Joint Proxy Statement/Prospectus included in the Registration Statement of Aviation Group, Inc. on Form S-4 filed with the Commission (Regis. No. 333-40352) (h)

(a)(5)     Not applicable

(d)(1) Arrangement Agreement dated May 3, 2000 between travelbyus.com ltd., Aviation Group Canada Ltd. and Aviation Group, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus) (h)

(d)(2) Plan of Arrangement, including Share Provisions for travelbyus.com ltd. (included as Appendix B to the Joint Proxy Statement/Prospectus)
           (h)

(d)(3) Form of Warrant Agreement dated August 13, 1997 between Aviation Group, Inc., Continental Stock Transfer & Trust Co., Inc., and Duke & Co., Inc. (a)

(d)(4) Form of Underwriter's Warrant Agreement dated August 13, 1997 by and between Aviation Group, Inc. and Duke & Co., Inc. (a)

(d)(5)     Aviation Group, Inc. 1997 Stock Option Plan (a)

(d)(6)     First Amendment to 1997 Stock Option Plan (h)

(d)(7) First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders (a)

(d)(8) Employment Agreement dated March 1, 1996 between Aviation Group, Inc. and Paul Lubomirski (a)

(d)(9) Form of Warrant Agreement for warrants granted as of April 28, 1998, and table listing directors or executive officers who received warrants and related information (d)

(d)(10) Warrant Agreement dated as of October 20, 1998 between Paul Taboada and Aviation Group, Inc. (e)

(d)(11) Warrant Agreement dated as of July 31, 1999 between Aviation Group, Inc. and the Louisiana Economic Development Corporation (e)

(d)(12) Warrant Agreement dated April 30, 2000 between Aviation Group, Inc. and Securities Transfer Corporation, as Warrant Agent, governing Series B warrants (h)

(d)(13) Warrant Agreement dated April 30, 2000 between Aviation Group, Inc. and Securities Transfer Corporation, as Warrant Agent, governing Series C warrants (h)

(d)(14) Warrant dated May 11, 2000 issued by Aviation Group, Inc. in favor of Genesis Diversified Investments, Inc. (h)

(d)(15) Warrant Agreement dated as of June 11, 1999 between Aviation Group, Inc. and John H. Chidlow (e)

(d)(16) Warrant Agreement dated as of June 11, 1999 between Jerry R. Webb and Aviation Group, Inc. (e)

(d)(17) Warrant Agreement dated as of October 20, 1998 between RAS Securities Corp. and Aviation Group, Inc. (e)

(d)(18) Form of Pledge Agreement from Aviation Group, Inc. in favor of holders of 10% Convertible Notes (a)

(d)(19) Warrant Agreement dated as of August 31, 1999 between Aviation Group, Inc. and Hank Clements (e)

(d)(20)   Employment Agreement between Aviation Group, Inc. and John Arcari (a)

(d)(21) Warrant Agreement dated as of August 31, 1999 between Aviation Group, Inc. and Robert Schneider (e)

(d)(22) First Amendment to Employment Agreement between Aviation Group, Inc. and Paul Lubomirski dated August 18, 1997 (a)

(d)(23) First Amendment to First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders dated August 18, 1997 (a)

(d)(24) Second Amendment to First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders dated August 28, 1998 (d)

(d)(25) Forms of Amendments to Nonqualified Warrant Agreements and Qualified Stock Option Agreements to amend exercise prices, together with a listing of the options and warrants that were amended and the new exercise prices per share (e)

(d)(26) Amendment and Second Amendment to June 30, 1996 Warrant Agreement between Aviation Group, Inc. and Richard L. Morgan (e)

(d)(27) Preferred Stock Purchase Agreement dated March 1, 2000 among Global Leisure Travel, Inc., Aviation Group, Inc. and the shareholders of Global Leisure Travel, Inc., as amended (g)

(d)(28) Warrant dated May 11, 2000 issued by Aviation Group, Inc. in favor of Global Leisure, Inc. (h)

(d)(29) Preferred Stock Purchase Agreement dated March 1, 2000 between Aviation Group, Inc. and travelbyus.com ltd., as amended (g)

(d)(30) Agreement and Plan of Merger dated March 17, 2000 among Aviation Group, Inc., Global Leisure Travel, Inc., the shareholders of Global Leisure Travel, Inc. and certain debtholders of Global Leisure Travel, Inc., as amended (g)

(d)(31) Purchase Agreement dated May 4, 2000 among Aviation Group, Inc., travelbyus.com ltd. and SW Pelham Fund, L.P. (h)

(d)(32) Promissory Note dated May 9, 2000 in the principal amount of $3,000,000 made by Aviation Group, Inc. payable to SW Pelham Fund, L.P. (h)

(d)(33) Warrant Agreement dated May 9, 2000 between Aviation Group, Inc. and SW Pelham Fund, L.P. (h)

(d)(34) Form of two Warrant Agreements dated February 23, 2000 between Aviation Group, Inc. and Richard Morgan or Lee Sanders, each for the purchase of 250,000 shares of common stock (g)

(d)(35) Form of three Warrant Agreements dated February 23, 2000 between Aviation Group, Inc. and Hank Clements, Charles E. Weed or Gordon Whitener, each for the purchase of 50,000 shares of common stock (g)

(d)(36) Third Amendment to First Amended and Restated Employment Agreement dated effective February 23, 2000 between Aviation Group, Inc. and Lee Sanders (h)

(g)       Not applicable

(h)       Not applicable


____________________________________________
(a) Incorporated herein by reference to the Form SB-2 Registration Statement of Aviation Group, Inc. (File No. 333-22727).
(b) Incorporated herein by reference to the Form 10-QSB Quarterly Report for the quarter ended March 31, 1998.
(c) Incorporated by reference to the Form 8-K Current Report dated August 28, 1998.
(d) Incorporated by reference to the Form 10-KSB Annual Report for the year ended June 30, 1998.
(e) Incorporated by reference to the Form 10-KSB Annual Report for the year ended June 30, 1999.
(f) Incorporated by reference to the Form 10-QSB Quarterly Report for the quarter ended December 31, 1999.
(g) Incorporated by reference to the Form 10-QSB Quarterly Report for the quarter ended March 31, 2000.
(h) Incorporated by reference to the Aviation Group, Inc. Registration Statement on Form S-4 (Regis. No. 333-40352).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 2000            AVIATION GROUP, INC.



                                      By: /s/ Richard L. Morgan
                                         --------------------------------
                                      Name:   Richard L. Morgan
                                           ------------------------------
                                      Title:  Executive Vice President
                                            -----------------------------

                                 EXHIBIT INDEX

Exhibit
Number    Description
------    -----------

(a)(1)(A) Letter of Transmittal

(a)(1)(B) Letter to Series B Preferred Shareholders

(a)(2)    Not applicable

(a)(3)    Not applicable

(a)(4) Prospectus Supplement and Joint Proxy Statement/Prospectus included in the Registration Statement of Aviation Group, Inc. on Form S-4 filed with the Commission (Regis. No. 333-40352) (h)

(a)(5)    Not applicable

(d)(1) Arrangement Agreement dated May 3, 2000 between travelbyus.com ltd., Aviation Group Canada Ltd. and Aviation Group, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus) (h)

(d)(2) Plan of Arrangement, including Share Provisions for travelbyus.com ltd. (included as Appendix B to the Joint Proxy Statement/Prospectus)
          (h)

(d)(3) Form of Warrant Agreement dated August 13, 1997 between Aviation Group, Inc., Continental Stock Transfer & Trust Co., Inc., and Duke & Co., Inc. (a)

(d)(4) Form of Underwriter's Warrant Agreement dated August 13, 1997 by and between Aviation Group, Inc. and Duke & Co., Inc. (a)

(d)(5)    Aviation Group, Inc. 1997 Stock Option Plan (a)

(d)(6)    First Amendment to 1997 Stock Option Plan (h)

(d)(7) First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders (a)

(d)(8) Employment Agreement dated March 1, 1996 between Aviation Group, Inc. and Paul Lubomirski (a)

(d)(9) Form of Warrant Agreement for warrants granted as of April 28, 1998, and table listing directors or executive officers who received warrants and related information (d)

(d)(10) Warrant Agreement dated as of October 20, 1998 between Paul Taboada and Aviation Group, Inc. (e)

(d)(11) Warrant Agreement dated as of July 31, 1999 between Aviation Group, Inc. and the Louisiana Economic Development Corporation (e)

(d)(12) Warrant Agreement dated April 30, 2000 between Aviation Group, Inc. and Securities Transfer Corporation, as Warrant Agent, governing Series B warrants (h)

(d)(13) Warrant Agreement dated April 30, 2000 between Aviation Group, Inc. and Securities Transfer Corporation, as Warrant Agent, governing Series C warrants (h)

(d)(14) Warrant dated May 11, 2000 issued by Aviation Group, Inc. in favor of Genesis Diversified Investments, Inc. (h)

(d)(15) Warrant Agreement dated as of June 11, 1999 between Aviation Group, Inc. and John H. Chidlow (e)

(d)(16) Warrant Agreement dated as of June 11, 1999 between Jerry R. Webb and Aviation Group, Inc. (e)

(d)(17) Warrant Agreement dated as of October 20, 1998 between RAS Securities Corp. and Aviation Group, Inc. (e)

(d)(18) Form of Pledge Agreement from Aviation Group, Inc. in favor of holders of 10% Convertible Notes (a)

(d)(19) Warrant Agreement dated as of August 31, 1999 between Aviation Group, Inc. and Hank Clements (e)

(d)(20)   Employment Agreement between Aviation Group, Inc. and John Arcari (a)

(d)(21) Warrant Agreement dated as of August 31, 1999 between Aviation Group, Inc. and Robert Schneider (e)

(d)(22) First Amendment to Employment Agreement between Aviation Group, Inc. and Paul Lubomirski dated August 18, 1997 (a)

(d)(23) First Amendment to First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders dated August 18, 1997 (a)

(d)(24) Second Amendment to First Amended and Restated Employment Agreement between Aviation Group, Inc. and Lee Sanders dated August 28, 1998 (d)

(d)(25) Forms of Amendments to Nonqualified Warrant Agreements and Qualified Stock Option Agreements to amend exercise prices, together with a listing of the options and warrants that were amended and the new exercise prices per share (e)

(d)(26) Amendment and Second Amendment to June 30, 1996 Warrant Agreement between Aviation Group, Inc. and Richard L. Morgan (e)

(d)(27) Preferred Stock Purchase Agreement dated March 1, 2000 among Global Leisure Travel, Inc., Aviation Group, Inc. and the shareholders of Global Leisure Travel, Inc., as amended (g)

(d)(28) Warrant dated May 11, 2000 issued by Aviation Group, Inc. in favor of Global Leisure, Inc. (h)

(d)(29) Preferred Stock Purchase Agreement dated March 1, 2000 between Aviation Group, Inc. and travelbyus.com ltd., as amended (g)

(d)(30) Agreement and Plan of Merger dated March 17, 2000 among Aviation Group, Inc., Global Leisure Travel, Inc., the shareholders of Global Leisure Travel, Inc. and certain debtholders of Global Leisure Travel, Inc., as amended (g)

(d)(31) Purchase Agreement dated May 4, 2000 among Aviation Group, Inc., travelbyus.com ltd. and SW Pelham Fund, L.P. (h)

(d)(32) Promissory Note dated May 9, 2000 in the principal amount of $3,000,000 made by Aviation Group, Inc. payable to SW Pelham Fund, L.P. (h)

(d)(33) Warrant Agreement dated May 9, 2000 between Aviation Group, Inc. and SW Pelham Fund, L.P. (h)

(d)(34) Form of two Warrant Agreements dated February 23, 2000 between Aviation Group, Inc. and Richard Morgan or Lee Sanders, each for the purchase of 250,000 shares of common stock (g)

(d)(35) Form of three Warrant Agreements dated February 23, 2000 between Aviation Group, Inc. and Hank Clements, Charles E. Weed or Gordon Whitener, each for the purchase of 50,000 shares of common stock (g)

(d)(36) Third Amendment to First Amended and Restated Employment Agreement dated effective February 23, 2000 between Aviation Group, Inc. and Lee Sanders (h)

(g)       Not applicable

(h)       Not applicable
____________________________________________
(a) Incorporated herein by reference to the Form SB-2 Registration Statement of Aviation Group, Inc. (File No. 333-22727).
(b) Incorporated herein by reference to the Form 10-QSB Quarterly Report for the quarter ended March 31, 1998.
(c) Incorporated by reference to the Form 8-K Current Report dated August 28, 1998.
(d) Incorporated by reference to the Form 10-KSB Annual Report for the year ended June 30, 1998.
(e) Incorporated by reference to the Form 10-KSB Annual Report for the year ended June 30, 1999.
(f) Incorporated by reference to the Form 10-QSB Quarterly Report for the quarter ended December 31, 1999.
(g) Incorporated by reference to the Form 10-QSB Quarterly Report for the quarter ended March 31, 2000.
(h) Incorporated by reference to the Aviation Group, Inc. Registration Statement on Form S-4 (Regis. No. 333-40352).